Exhibit 99.2

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

F-1

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets:
Current Assets
Cash	$10,430,980	$5,032,890
Accounts receivable	30,929,095	18,446,176
Prepayments and other current assets	11,288,887	253,779
Total current assets	52,648,962	23,732,845

Property, plant and equipment, net	859,160	394,090
Right-of-use lease assets, net	279,886	341,625
Deferred offering costs	-	1,128,453

Total assets	$53,788,008	$25,597,013

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$27,716,215	$12,652,514
Taxes payable	314,017	244,096
Accrued expenses and other current liabilities	143,618	125,701
Derivative liabilities	8,688	109,346
Short-term lease liabilities	126,046	124,095
Total current liabilities	28,308,584	13,255,752

Long-term lease liabilities	165,532	229,076
Total liabilities	28,474,116	13,484,828

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 25,000,000 shares issued and outstanding as of June 30, 2023 and 21,250,000 shares as of December 31, 2022*	2,500	2,125
Additional paid-in capital	12,536,085	488,198
Retained earnings	12,775,307	11,621,862
Total shareholders’ equity	25,313,892	12,112,185

Total liabilities and shareholders’ equity	$53,788,008	$25,597,013

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)

Revenue	$191,955,811	$235,696,705
Cost of revenue	187,949,993	231,653,262

Gross profit	4,005,818	4,043,443

Operating expenses:
Selling and distribution	601,149	517,724
General and administrative	1,909,922	1,978,613
Total operating costs and expenses	2,511,071	2,496,337

Income from operations	1,494,747	1,547,106

Other (income) expense:
Interest expense, net	116,434	119,230
Currency exchange (gain) loss	(21,818)	(14,812)

Total other expenses	94,616	104,418

Income before provision for income taxes	1,400,131	1,442,688
Provision for income taxes	246,686	353,792
Net income	$1,153,445	$1,088,896

Comprehensive income	$1,153,445	$1,088,896

Basic and diluted earnings per ordinary share*	$0.05	$0.05

Weighted average number of ordinary shares outstanding - basic and diluted*	25,000,000	21,250,000

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares*	Ordinary shares amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity

Balance as of December 31, 2021	21,250,000	$2,125	$488,198	$7,936,862	$8,427,185

Net income	-	-	-	1,088,896	1,088,896

Balance as of June 30, 2022	21,250,000	$2,125	$488,198	$9,025,758	$9,516,081

	Ordinary shares*	Ordinary shares amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity

Balance as of December 31, 2022	21,250,000	$2,125	$488,198	$11,621,862	$12,112,185

Issuance of new ordinary shares	3,750,000	375	12,047,887	-	12,048,262

Net income	-	-	-	1,153,445	1,153,445

Balance as of June 30, 2023	25,000,000	$2,500	$12,536,085	$12,775,307	$25,313,892

*	Gives retroactive effect to reflect the reorganization in August 2022.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash Flows from operating activities:
Net income	$1,153,445	$1,088,896
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	76,679	42,376
Depreciation of right-of-use assets	61,740	36,029
Change in fair value of derivatives	(100,658)	(311,277)
Changes in operating assets and liabilities
Accounts receivable	(12,482,919)	(5,170,468)
Prepayments and other current assets	(11,035,107)	683,199
Due from related parties	-	(271,413)
Accounts payable	15,063,701	4,351,464
Accrued expenses and other liabilities	17,919	(3,241)
Lease liabilities	(61,593)	(36,115)
Taxes payable	69,921	349,639
Net cash provided by (used in) operating activities	(7,236,872)	759,089

Cash flows from investing activities:
Purchase of property, plant and equipment	(541,750)	(7,909)
Net cash (used in) provided by investing activities	(541,750)	(7,909)

Cash flows from financing activities:
Advance from a related party	-	719,773
Proceeds from issuance of new ordinary shares	13,176,716	-
Net cash provided by financing activities	13,176,716	719,773

Net increase (decrease) in cash	5,398,094	1,470,953
Cash at the beginning of the period	5,032,890	3,035,321
Cash at the end of the year	$10,430,984	$4,506,274

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$138,086	$119,270
Income taxes	$176,765	$4,210

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International Limited (“CBL International”) was incorporated on February 8, 2022 in the Cayman Islands. CBL International is a holding company without any operations and it wholly owns Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing a one-stop solution for vessel refueling in the Asia Pacific region. As a bunkering facilitator, the Company expedites vessel refueling between ship operators and local physical distributors/traders of marine fuel. The Company purchases marine fuel from its suppliers and arranges its suppliers to deliver marine fuel to its customers, principally    the container liner operators.

Business Reorganization and CBL International

A reorganization of the Company’s legal entity structure was completed in August 2022. The reorganization involved the incorporation of CBL International in February 2022, and the acquisition of Banle BVI by CBL International in August 2022. This transaction was treated as a recapitalization of the Company under common control and the financial statements give retroactive effect to this transaction.

Banle BVI was set up in July 2020 with 50,000 shares at $1.00 per share issued to Mr. Chia. In February 2021, Banle BVI issued 490,323 shares in total, of comprised 304,000 shares to CBL (Asia) Limited (“CBL (Asia)”) and 186,323 shares to Straits Energy Resources Berhad (“Straits”). The 50,000 shares originally issued to Mr. Chia were surrendered and cancelled at the same time.

CBL International was incorporated in the Cayman Islands with limited liability in February 2022, by issuing and allotting 50,000 shares at par value of $0.01 per share to Mr. Chia. In March 2022, each issued and unissued share was subdivided into 100 shares. Each share par value was reduced to $0.0001, and the authorized share capital was amended to 500,000,000 shares with $0.0001 par value per share. The number of shares held by Mr. Chia increased from 50,000 to 5,000,000 with a par value of $0.0001 each.

In August 2022, CBL (Asia) and Straits, as vendors, and CBL International, as purchaser, entered into a sale and purchase agreement, pursuant to which CBL International acquired the entire issued share capital of Banle BVI from its existing shareholders, CBL (Asia) and Straits, in consideration of which CBL International issued and allotted 13,175,000 shares and 8,075,000 shares, credited as fully paid, to CBL (Asia) and Straits, respectively. Upon completion of issuance and allotment of the shares to CBL (Asia) and Straits, the 5,000,000 shares of CBL International issued to Mr. Chia were   surrendered and cancelled; and CBL International became the 100% shareholder of Banle BVI and itself being owned 62% by CBL (Asia) and 38% by Straits.

F-6

On March 23, 2023, the Company consummated the initial public offering of 3,325,000 ordinary shares, par value of $0.0001 per share at a price of $4.00 per share (the “Offering”), The Company’s underwriters exercised their over-allotment option in part for an additional 425,000 ordinary shares on March 27, 2023 (“Over-allotment Option”). The Over-allotment Option was closed with the Offering. Upon completion of the Offering, the ordinary share capital of the Company became $2,500, representing 25,000,000 shares of $0.0001 par value.

The total number of ordinary shares issued and outstanding as of June 30, 2023 was 25,000,000 shares. The Company’s ordinary shares began trading on the Nasdaq Capital Market on March 23, 2023 under the ticker symbol “BANL”.

Upon completion of issuance of the shares under the Offering, CBL International is effectively owned 52.7% by CBL (Asia), 32.3% by Straits and 15.0% by public shareholders.

2. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies

The Unaudited Condensed Consolidated Financial Statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. The Unaudited Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), for the purposes of filing the 2023 Interim Report on Form 6-K (“2023 6-K Report”). Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes included in our 2022 Annual Report on Form 20-F (“2022 20-F Report”). All intercompany transactions have been eliminated in consolidation.

The information included in this 2023 6-K Report should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included in our 2022 20-F Report. Certain amounts in the Unaudited Condensed Consolidated Financial Statements and accompanying Notes may not add due to rounding; however, all percentages have been calculated using unrounded amounts.

New Accounting Standards

Adoption of New Accounting Standards

Disclosure of Supplier Finance Program Obligations. In September 2022, Accounting Standards Update (“ASU”) 2022-04 was issued to require the buyer in a supplier finance program to disclose the key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments do not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied retrospectively to each period in which a balance sheet is presented, except for the rollforward, which should be applied prospectively. Early adoption was permitted. The Company did not adopt ASU 2022-04 in the first half of 2023 as we consider that it is not applicable to the Company.

Accounting Standards Issued but Not Yet Adopted

There are no recently issued accounting standards not yet adopted by us that are expected, upon adoption, to have a material impact on the Company’s Consolidated Financial Statements or processes.

Significant Accounting Policies

There have been no significant changes in the Company’s accounting policies from those disclosed in our 2022 20-F Report. The significant accounting policies we use for interim financial reporting are disclosed in Note 2 Summary of Significant Accounting Policies of the accompanying Notes to the Consolidated Financial Statements included in our 2022 20-F Report.

F-7

3. Accounts Receivable

Accounts receivable represent trade receivables from customers. We extend credit to our customers on an unsecured basis. Our exposure to credit losses depends on the financial conditions of them and macroeconomic factors beyond our controls, such as global economic conditions or adverse impacts in the industries we serve, changes in oil prices and political instability. The health of our accounts receivable is continuously monitored, taking into consideration both changes in our customers’ financial conditions and macroeconomic events. We adjust credits limits based upon payment history and creditworthiness of our customers. Because we extend credit on an unsecured basis to most of customers, there is possibility that any accounts receivable not collected may ultimately need to be written off.

The Company had accounts receivable of approximately $30,929,095 and $18,446,176 as of June 30, 2023 and December 31, 2022, respectively, of which accounts receivable from the top five customers accounted for approximately $23,958,875 and $9,253,060 As of June 30, 2023 and December 31, 2022 accounted for approximately 77.5% (the largest of which accounted for 25.0%) and 50.2% (the largest of which accounted for 22.4%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of June 30, 2023 and December 31, 2022 and no bad debt expense for the six months then ended.

Subsequent to June 30, 2023, all accounts receivable as of June 30, 2023 have been collected.

As of June 30, 2023, the Company did not sell any accounts receivable to a bank under a non-recourse factoring arrangement. As of December 31, 2022, accounts receivable in the amount of $4,134,637 were sold to a bank under a non-recourse factoring arrangement.

4. Derivative Instruments

The Company values its derivative instruments using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2.

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of June 30, 2023 (Unaudited)
Derivative liabilities	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$8,688	$-	$8,688

	As of December 31, 2022 (Unaudited)
Derivative liabilities	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$109,346	$-	$109,346

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of June 30, 2023, and December 31, 2022:

	As of June 30,		As of December 31,
Derivative Instruments	Units	2023	Units	2022
Commodity contracts
Long	Metric ton	4,550	Metric ton	3,600
Short	-	-	Metric ton	500

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The following are the amounts of realized and unrealized gain during the six months ended June 30, 2023 and 2022:

	Location	2023	2022
		(Unaudited)	(Unaudited)
Realized and unrealized gain from commodity contracts	Cost of revenue	$239,452	$1,594,504

F-8

5. Prepayment and other current assets

Prepayment and other current assets as of June 30, 2023, and December 31, 2022, consist of the following:

	As of June 30,	As of December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Prepayments	$11,215,181	$167,677
Deposit	73,706	86,102
Total	$11,288,887	$253,779

Prepayments as of June 30, 2023, principally represent advance payments made to suppliers in an aggregated amount of approximately $10,980,000 for the purchase of marine fuel.

6. Property, Plant and Equipment

The details of property and equipment are as follows:

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Unaudited)
Office equipment, furniture and fixtures	$375,262	$363,167
Less: accumulated depreciation and amortization	76,572	22,284
Office equipment, furniture and fixtures, net	$298,690	$340,883

During the six months ended June 30, 2023 and 2022, the Company recorded depreciation charges of approximately $54,000 and $55,000, respectively.

The details of motor vehicle are as follows:

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Unaudited)
Motor vehicle	$190,787	$98,632
Less: accumulated depreciation	99,717	84,542
Motor vehicle, net	$91,070	$14,090

During the six months ended June 30, 2023, and 2022, the Company recorded depreciation charges of approximately $15,000 and $21,000 respectively.

The details of computer software costs are as follows:

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Unaudited)
Computer software	$517,655	$80,155
Less: accumulated amortization	48,255	41,038
Computer software costs, net	$469,400	$39,117

During the six months ended June 30, 2023, and 2022, the Company recorded amortization charges related to computer software of approximately $7,000 and $13,000 respectively.

F-9

7. Interest Income and Interest Expense

In 2021, the Company entered into a factoring agreement for $4.8 million with a commercial bank to purchase certain accounts receivable on   a non-recourse basis. As of June 30, 2023, the factoring facility was increased to $13.6 million. As invoices were factored with the bank, they were not recorded as accounts receivable in the Company’s consolidated financial statements. As of June 30, 2023, accounts receivable factored were nil ($4.1 million as of December 31, 2022).

As of June 30, 2023, the unused portion of the financing facilities was approximately $13.6 million ($9.5 million as of December 31, 2022).

The interest rates under the factoring agreement range from 1.2% to 1.25% (2022: 1.2% to 1.25%) over the bank’s cost of funds per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net for the six months ended June 30, 2023, and 2022:

	2023	2022
	(Unaudited)	(Unaudited)
Interest income	$21,652	$39
Interest expense on lease liabilities	(4,987)	(1,435)
Interest expense on factoring arrangement	(133,099)	(117,834)
Total	$(116,434)	$(119,230)

8. Commitments and Contingencies

Sales and Purchase Commitments

As of June 30, 2023, the Company has committed to sell to certain customers a minimum of 102,450 MT to a maximum of 166,600 MT bunkers with delivery to be made in third quarter of 2023. As of June 30, 2023, the Company has committed to buy from certain suppliers a minimum of 57,000 MT to a maximum of 75,000 MT bunkers to be delivered in third quarter of 2023.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of June 30, 2023, and December 31, 2022, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), profits will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the six months ended June 30, 2023, and 2022, the Company had $1,632,263 and $2,196,734, respectively, of income subject to the Hong Kong Profits Tax.

F-10

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the six months ended June 30, 2023, and 2022, the Company had $19,235 and $8,232, respectively, of income subject to the Malaysia Income Tax.

The income tax provision for the six months ended June 30, 2023, and 2022, consists of the following:

	2023	2022
	(Unaudited)	(Unaudited)
Current:
Hong Kong	$242,070	$351,816
Malaysia	4,616	1,976
	$246,686	$353,792

Deferred	-	-
	$246,686	$353,792

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the six months ended June 30, 2023, and 2022, respectively.

	2023	2022
	(Unaudited)	(Unaudited)
Income before provision for income taxes	$1,400,131	$1,442,688
Tax at the domestic income tax rate of 16.5%	231,022	238,044
Tax effect of Hong Kong graduated rates	(10,645)	(10,645)
Non-taxable gain	(16,609)	-
Foreign tax rate differentials	1,443	618
Non-deductible expenses for tax purpose	19,767	125,775
Unrecognized tax benefit	21,708	-

Income tax expense	$246,686	$353,792

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue for the six months ended June 30, 2023, and 2022, respectively by geographic location of the Company’s revenue. The geographical location is based on the locations at which the marine fuel is delivered to the customers.

	2023	2022
	(Unaudited)	(Unaudited)
China	$100,988,136	$114,427,297
Hong Kong	63,594,042	102,130,078
Malaysia	21,358,117	12,684,443
Singapore	2,989,753	3,356,084
South Korea	2,848,406	-
Other	177,357	3,098,803
Total:	$191,955,811	$235,696,705

Other includes primarily Vietnam, Taiwan, and Thailand.

F-11

11. Finance and Operating Leases

The Company leases offices. The leases are for periods of two to five years.

For the six months ended June 30, 2023, and 2022, the Company recognized the following total lease cost related to the Company’s lease arrangements:

	2023	2022
	(Unaudited)	(Unaudited)
Finance lease and operating lease costs	66,726	37,465
Expenses relating to short-term leases	5,510	11,210
Total lease cost	$72,236	$48,675

During the six months ended June 30, 2023, the Company entered into new a lease for the rental of property which has not commenced as of June 30, 2023. In this connection, no right-of-use assets and lease liabilities were recognized.

As of June 30, 2023, the Company’s remaining lease payments are as follows:

Leases
(Unaudited)
2023	$66,581
2024	133,161
2025	102,090
Total remaining lease payments (undiscounted)	301,832
Less: imputed interest	10,254
Present value of lease liabilities	$291,578

Supplemental balance sheet information related to leases:

	Classification	As of June 30, 2023	As of December 31, 2022
		(Unaudited)	(Unaudited)
Assets:
Operating lease assets	Right-of-use lease assets	$279,886	$341,625
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$126,046	$124,095
Lease liability – non-current	Non-current liabilities – lease liabilities	$165,532	$229,076

Other information related to leases for the six months ended June 30, 2023 and 2022:

	2023	2022
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term (years) - operating leases	1.3	1.2
Weighted-average discount rate - operating leases	3.2%	2.9%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$61,594	$36,115

F-12